

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2022

Jeffrey Jewell
Chief Financial and Accounting Officer
DT Midstream, Inc.
500 Woodward Ave.
Suite 2900
Detroit, MI 48226-1279

      Re: DT Midstream, Inc.
          Form 10-K for the Fiscal Year ended December 31, 2021
          Filed February 25, 2022
          File No. 001-40392

Dear Mr. Jewell:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation